AMENDMENT TO EXPENSE LIMITATION AGREEMENT
(THE “AGREEMENT”)
BETWEEN OLD MUTUAL FUNDS III
(THE “TRUST”)
AND OLD MUTUAL CAPITAL, INC.
DATED MARCH 3, 2008

AS AMENDED FEBRUARY 24, 2009

Paragraphs 1, 2 and 3 of the Agreement are hereby amended and restated as follows:

1.           The Adviser hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and to make any additional payments to the extent necessary to limit the total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (“Operating Expenses”) of each Fund to an annual rate (as a percentage of a Fund’s average daily net assets) as set forth on Schedule A (“Expense Limit”) for the period from the effective date of this Agreement through December 31, 2010.

2.           The Trust agrees to pay the Adviser the amount of advisory fees that, but for Section 1 hereof, would have been payable by each Fund to the Adviser pursuant to the Advisory Agreement and reimburse any additional payments remitted by the Adviser (the “Deferred Expenses”), subject to the limitations provided in this Section.  Such repayment shall be made monthly, but only if the Operating Expenses of a Fund, without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) less than the Expense Limit for payments made through the period ending December 31, 2009. Furthermore, the amount of Deferred Expenses paid by a Fund in any subsequent month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses of the Fund do not exceed such rate as may be agreed upon from time to time for payments made after December 31, 2010.  Deferred Expenses shall not be payable by a Fund to the extent that the amounts payable by it pursuant to the immediately preceding two sentences are not sufficient to pay such Deferred Expenses.  All payments for Deferred Expenses shall be made within three years after the year in which the Adviser incurred the expense.  In no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

3.           This Agreement shall continue in effect until December 31, 2010. This Agreement may be amended or continued beyond December 31, 2010 only if agreed to in writing by both parties.

All other provisions of the Agreement not amended and restated hereby shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written below.

OLD MUTUAL FUNDS III
on behalf of each Portfolio listed on Schedule A

By:  /s/ Julian F. Sluyters

Name:  Julian F. Sluyters
Title:  President
Date:  February 24, 2009

OLD MUTUAL CAPITAL, INC.

By:  /s/ Mark E. Black

Name:  Mark E. Black
Title:  Chief Financial Officer
Date:  February 24, 2009